Exhibit 99.1

Cardiome Announces the Launch of ESMOCARD Solution for Injection in France

NASDAQ: CRME    TSX: COM

VANCOUVER, May 12, 2016 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that ESMOCARD® (esmolol hydrochloride) 100mg/10ml solution for injection has been commercialized by its subsidiary and is now available to treat patients in France. Cardiome and its partner, AOP Orphan Pharma, announced their commercialization agreement in May 2015, whereby Cardiome's European subsidiary will exclusively commercialize ESMOCARD and ESMOCARD LYO® in Italy, France, Spain and Belgium.

"We are pleased to announce the availability of ESMOCARD to our hospital customers in France," said Eric Lambert, Cardiome's Sales Director, Europe. "ESMOCARD will be detailed by the same key account managers already promoting AGGRASTAT and will begin laying the groundwork for the future launch of ESMOCARD LYO in their territories as well. We believe the resources we are putting behind ESMOCARD will remind physicians the value of this ultra-short acting beta-blocker to rapidly control elevated heart rate as well as the other benefits it affords their patients over other existing therapies."

About ESMOCARD
ESMOCARD (esmolol hydrochloride) is indicated for supraventricular tachycardia (except for pre-excitation syndromes) and for the rapid control of the ventricular rate in patients with atrial fibrillation or atrial flutter in perioperative, postoperative, or other circumstances where short-term control of the ventricular rate with a short-acting agent is desirable. ESMOCARD is also indicated for tachycardia and hypertension occurring in the perioperative phase and non-compensatory sinus tachycardia where, in the physician's judgement the rapid heart rate requires specific intervention. ESMOCARD is not intended for use in chronic settings. ESMOCARD is available in two presentations including a 10mg/ml 10ml solution for injection (branded as ESMOCARD) and a 2500mg powder for concentrate for solution for infusion (branded as ESMOCARD LYO).

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of innovative therapies that will improve the quality of life and health of patients suffering from disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS® (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner AOP Orphan Pharma in select European markets. Cardiome has also licensed: XYDALBA™ (dalbavancin hydrochloride), a second generation, semi-synthetic lipoglycopeptide approved in the EU for the treatment of acute bacterial skin and skin structure infections (ABSSSI) in adults for select European and Middle Eastern nations and Canada from Allergan; and TREVYENT®, a development stage drug device combination that is under development for Pulmonary Arterial Hypertension for Europe, the Middle East and for Canadian markets from SteadyMed Therapeutics.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions.  Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2016 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

SOURCE Cardiome Pharma Corp.

%CIK: 0001036141

For further information: David Dean, VP Business Development and Investor Relations, (604) 677-6905 ext. 311 or Toll Free: 1-800-330-9928, ddean@cardiome.com

CO: Cardiome Pharma Corp.

CNW 08:00e 12-MAY-16